Exhibit 99.1

Check-Cap and GE Healthcare Announce Completion of Manufacturing Line Transfer Implementation
and Qualification for the C-Scan® System operated by GE Healthcare

GE Healthcare facility in Chicago to support clinical investigation needs of the C-Scan® System in the U.S.

ISFIYA, Israel, August 19, 2019 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKW), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of the C-Scan® System, the first and only preparation-free ingestible scanning capsule based system for the prevention of colorectal cancer through the detection of precancerous polyps, and GE Healthcare, today announced the completion of manufacturing line transfer implementation and qualification for the C-Scan System.

This collaboration between Check-Cap and GE Healthcare was primarily initiated to enable the manufacture of C-Scan Systems for U.S. clinical trials. Upon the successful completion of this current clinical trial phase, both companies intend to explore collaboration expansion opportunities.

“Our collaboration with GE Healthcare, a global leader in medical technology manufacturing, has established a solid manufacturing infrastructure for the C-Scan System,” said Alex Ovadia, chief executive officer of Check-Cap. “We are confident in GE’s ability to scale up production and intend to explore other possible collaboration opportunities, primarily in the U.S., while adhering to regulatory and safety standards in various markets worldwide, as we advance our pilot clinical trial in the U.S.”

“We have worked closely with the experienced Check-Cap team to transfer and qualify the manufacturing process of the C-Scan System to GE Healthcare,” said Marco Campione, General Manager, Americas Pharmaceutical Diagnostics, GE Healthcare. “This partnership reflects our commitment to helping Check-Cap increase capacity, improve productivity and potentially leverage our global infrastructure to improve people’s lives.”

Check-Cap is currently conducting a pilot clinical trial in the U.S. (NCT03735407) to evaluate the safety, usability and subject compliance of the C-Scan System at the New York University School of Medicine and Mayo Clinic. In addition, Check-Cap intends to continue collecting clinical data in additional studies in preparation for its planned pivotal study. Assuming positive pilot clinical trial results, the Company plans to file with the U.S. FDA for approval of a pivotal clinical trial, to be initiated in-2020. The C-Scan System has received CE marking for marketing in Europe and approval from the Israeli Ministry of Health, the Medical Device Division (AMAR) for marketing in Israel.

About Check-Cap

Check-Cap is advancing the development of the C-Scan® System, the first and only preparation-free ingestible scanning capsule-based system for the prevention of colorectal cancer (CRC) through the detection of precancerous polyps. The patient-friendly test has the potential to increase screening adherence and reduce the overall incidence of CRC. The C-Scan System utilizes an ultra-low dose X-ray capsule, an integrated positioning, control, and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon.  The C-Scan System is non-invasive and requires no preparation or sedation, allowing patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the " Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts

Jeremy Feffer
LifeSci Advisors, LLC
212.915.2568
jeremy@lifesciadvisors.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contacts

Alison Chen
LifeSci Public Relations
+1-646-876-4932
achen@lifescipublicrelations.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com